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July 1, 2022

Ladies and Gentlemen:

Putnam Investor Services, Inc. (“PSERV”) hereby contractually agrees, as of the date hereof, with respect to all Putnam-sponsored open-end registered investment companies (excluding the funds listed in Schedule A), that the aggregate investor servicing fees attributable to DC Accounts or Non-DC Accounts for each fund will not exceed an annual rate of 0.250% of the fund’s average daily net assets attributable to DC Accounts or Non-DC Accounts (as determined before taking into account any expense reduction or other benefit attributable to balance credits or brokerage credits).

This contractual waiver will remain in effect for each fund through the later of one year following the effective date of the next annual update of the fund’s registration statement or August 31, 2023.

Any capitalized term not defined herein shall have the meaning assigned to the term in the Compensation Memorandum dated March 25, 2022.

Effective July 1, 2022, this contractual undertaking supersedes any prior contractual expense limitation provisions between PSERV and the funds. This undertaking shall be binding upon any successors and assignees of PSERV.

A copy of the Declaration of Trust (including any amendments thereto) of each of The Putnam Funds is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Putnam Fund as trustees and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or officers or shareholders individually, but binding only upon the assets and property of each Putnam Fund with respect to its obligations under this instrument. Furthermore, notice is given that the assets and liabilities of each series of each Putnam Fund that is a series company are separate and distinct and that the obligations of or arising out of this instrument are several and not joint or joint and several and are binding only on the assets of each series with respect to its obligations under this instrument. Each fund is acting on its own behalf separately from all of the other investment companies and not jointly or jointly and severally with any of the other investment companies.

Very truly yours,
PUTNAM INVESTOR SERVICES, INC.
By:	__/s/ Michael J. Woodall______________
Michael J. Woodall
President

Agreed and accepted by each Putnam open-end fund

and each variable trust fund

By:	_/s/ Jonathan S. Horwitz_____________________
Jonathan S. Horwitz
Executive Vice President, Principal
Executive Officer, and Compliance Liaison

Schedule A

Putnam Target Date Funds

- Putnam RetirementReady Maturity Fund

- Putnam RetirementReady 2065 Fund

- Putnam RetirementReady 2060 Fund

- Putnam RetirementReady 2055 Fund

- Putnam RetirementReady 2050 Fund

- Putnam RetirementReady 2045 Fund

- Putnam RetirementReady 2040 Fund

- Putnam RetirementReady 2035 Fund

- Putnam RetirementReady 2030 Fund

- Putnam RetirementReady 2025 Fund

- Putnam Retirement Advantage Maturity Fund

- Putnam Retirement Advantage 2065 Fund

- Putnam Retirement Advantage 2060 Fund

- Putnam Retirement Advantage 2055 Fund

- Putnam Retirement Advantage 2050 Fund

- Putnam Retirement Advantage 2045 Fund

- Putnam Retirement Advantage 2040 Fund

- Putnam Retirement Advantage 2035 Fund

- Putnam Retirement Advantage 2030 Fund

- Putnam Retirement Advantage 2025 Fund